UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1299152

DIVISION OF
MARKET REGULATION

04039204

March 31, 2004

Act	Exchange Act of 1934
Section	
Rule	14e-5
Public Availability	March 31, 2004

Eric S. Shube, Esq.
Allen & Overy
1221 Avenue of the Americas
New York, New York 10020

Re: **BLB Investors, L.L.C. Offer for Wembley plc TP 04-34**

Dear Mr. Shube:

This is in response to your letter dated March 30, 2004. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);
- Wembley plc (Wembley), a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of ordinary shares (Ordinary Shares) of Wembley by (i) BLB Investors, L.L.C., a Delaware limited liability company, (ii) JP Morgan (the Adviser), or (iii) any broker or other financial institution acting as its or their agent (collectively, the Prospective Purchasers), will be subject to the City Code; and
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Ordinary Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Ordinary Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Ordinary Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;
4. The Prospective Purchasers shall comply with any applicable rules of the United Kingdom Organizations including the City Code and the rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:
   a. size, broker (if any), time of execution, and price of purchase; and
   b. if not executed on the London Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs (5)(a) and (5)(b) above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above does not apply to purchases or arrangements to purchase Ordinary Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

ALLEN & OVERY

1221 Avenue of the Americas
New York, NY 10020

Telephone: (212) 610 6300
Fax: (212) 610 6399

www.allenovery.com

Our Ref: NY:150016.17

March 30, 2004

By Fax: (202) 942 9553

STRICTLY PRIVATE & CONFIDENTIAL

Mr. James A. Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BLB Investors, L.L.C. Offer for Wembley plc

Dear Mr. Brigagliano:

We are writing on behalf of our client, BLB Investors, L.L.C., a Delaware limited liability company (**BLB**), which is today announcing its intention to make an offer (the **Offer**), to purchase the entire issued and to be issued ordinary share capital of Wembley plc, a public limited company incorporated in England and Wales (**Wembley**).

On January 27, 2004, MGM Mirage, a Delaware corporation (**MGM**), announced a proposal to acquire Wembley by means of a scheme of arrangement (the **MGM Scheme of Arrangement**).

As previously discussed with members of the staff of the Securities and Exchange Commission (the **Commission**), we are requesting exemptive relief from Rule 14e-5 to permit BLB to acquire Wembley shares outside of the Offer from and including the date of this letter.

The MGM Scheme of Arrangement is not a tender offer and thus is not subject to Rule 14e-5. Accordingly, while we note that exemptive relief to permit purchases outside of the offer has been frequently granted in the context of UK tender offers, in our view exemptive relief would be particularly appropriate in this case to enable any competitive proposal from BLB to be able to achieve a level playing field with the MGM Scheme of Arrangement.

As described below, Wembley is a foreign private issuer that does not have a class of equity securities registered under the Exchange Act. Although an American Depositary Receipt facility is in existence, BLB believes that the number of shares held through that facility, and the US trading activity in those shares, is negligible. We believe that granting exemptive relief in this case would be consistent with the Commission's announced policy of encouraging bidders to extend tender offers to U.S. security holders of foreign private issuers in situations such as this one where U.S. security holders appear to hold a relatively small amount of the subject securities.

In accordance with customary practice in the United Kingdom, the Offer will be made on behalf of BLB (or a direct or indirect subsidiary thereof) by its financial adviser JPMorgan (the **Adviser**), acting solely as agent for BLB. BLB (or such subsidiary) will make the Offer in the United States. The Offer is in cash at 800 pence per share for all the issued ordinary shares of par value £1 each of Wembley (the **Ordinary Shares**) and any further Ordinary Shares that are unconditionally allotted while the Offer is open.

1. Background

Wembley

Wembley is a track-based gaming business operating in Rhode Island and Colorado in the United States, and the United Kingdom. In the year ended December 31, 2003, Wembley achieved turnover of £97.917 million and a profit before tax of £26.098 million. Reported earnings per share (basic) were 37.7 pence and adjusted earnings per share were 64.0 pence. Net current assets were £30.8 million.

The Ordinary Shares are listed by the United Kingdom Listing Authority (**UKLA**) and traded on the London Stock Exchange plc (the **London Stock Exchange**). As of March 8, 2004, Wembley had a market capitalization of approximately £261.91 million based on a per share price of 754 pence.

Wembley is a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act and does not have a class of securities registered under Section 12 of the Exchange Act. Wembley does have an American Depositary Receipt facility in place. However, we believe that there are less than 3,000 Depositary Receipts (representing less than 12,000 Ordinary Shares) issued and outstanding. There does not appear to be any regular trading in the American Depositary Receipts.

Although, in light of the competitive nature of this situation and the limited time available to us, we have not had the opportunity to undertake a full analysis, based on publicly available information and certain information provided to date by Wembley, we believe that it is highly likely that U.S. holders hold less than 40% of Wembley's issued Ordinary Shares, calculated in accordance with Rule 14d-1 promulgated under the Exchange Act. BLB believes that there are 34.736 million issued Ordinary Shares outstanding. BLB either owns or has agreed to acquire, in the aggregate, 7,732,500 Ordinary Shares (representing approximately 22.25% of Wembley's issued share capital).

MGM Scheme of Arrangement

On January 27, 2004, it was announced that an agreement had been reached between Wembley and MGM on the terms of a recommended cash acquisition of Wembley at a price of 750 pence per share to be effected by a scheme of arrangement under section 425 of the U.K. Companies Act 1985. Simultaneous with this acquisition, Wembley shareholders would also obtain a share in a new company, created to ring-fence certain pending litigation, that would have cash balances of $16.3 million (equivalent to approximately 25 pence per Wembley share) that would be available to meet any fine or judgment that may be imposed upon that company, together with legal and other costs associated with the litigation. Once legal proceedings conclude, any surplus cash within that company would be returned to Wembley shareholders.

BLB

BLB is a newly formed Delaware limited liability company created for the purpose of acquiring shares of Wembley and effecting the Offer. BLB is owned by a consortium composed of Starbell Investors, L.L.C. (50%), a Delaware limited liability company that is wholly owned by SOF-VI U.S. Holdings, L.L.C. (**SOF-VI**), Waterford Group Investments, L.L.C. (25%), a Delaware limited liability company that is wholly owned by Waterford Group, L.L.C. (**Waterford Group**), and Kerzner Investments Acquisitions Limited (25%), a British Virgin Islands Company that is wholly owned by Kerzner International Limited (**Kerzner**). SOF-VI is a multi-asseted limited liability company indirectly controlled by Starwood Capital Group Global, L.L.C., a private company based in Connecticut that is a leading real estate investment firm with a diversified portfolio. Waterford is a Connecticut-based hospitality, entertainment and gaming company formed to acquire, develop and manage lodging, gaming and entertainment projects. Waterford has been involved in developing and operating projects totaling more than $1 billion. Waterford, in turn, is owned by two privately held corporations: LMW Investments, Inc., a Connecticut corporation (33%), and Slavik Suites, Inc., a Michigan corporation (67%). Kerzner is a Bahamian corporation that owns and operates large-scale destination resort-casinos and luxury resort hotels throughout the world. Kerzner is traded on the New York Stock Exchange with a market capitalization of $1.13 billion. Waterford and Kerzner have been formerly involved together developing the Mohegan Sun Casino through Trading Cove Associates, a Connecticut general partnership.

2. Offer Structure

The Offer will be 800 pence in cash and will be structured as a single offer made concurrently in the United Kingdom and in the United States as well as in other jurisdictions in which it may be legally extended.

The Ordinary Shares will be acquired by BLB pursuant to the Offer fully paid, or credited as fully paid, and free from all liens, equities, charges, encumbrances and other third party rights or interests and together with all rights attaching thereto on or after the date of the announcement of the Offer (the **Offer Announcement Date**) including the right to all dividends and other distributions (if any) declared, made or paid thereafter.

In accordance with customary practice in the United Kingdom, the Offer will be made on behalf of BLB (or a direct or indirect subsidiary thereof) by the Adviser. The Adviser may engage in principal purchases in accordance with its normal practices and procedures and the applicable provisions of the City Code. As these activities, if conducted, will be conducted in accordance with Rule 14e-5(b)(9), no exemptive relief with respect thereto is being requested hereunder.

The Offer will be structured to comply with (i) the rules and regulations of the UKLA, (ii) the City Code, and (iii) except as otherwise requested herein, the requirements of Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. In structuring the Offer, it is BLB's intention to allow for participation by holders of the Ordinary Shares in the United Kingdom and the United States, while complying with the generally applicable requirements in both jurisdictions to the greatest extent practicable. The Offer will be made pursuant to an official document that is expected to be posted within the time period permitted by the City Code (the **Offer Document**). The Offer Document will comply with the rules and regulations of the UKLA and the City Code. The Offer will not be subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since the Ordinary Shares of Wembley are not registered under Section 12 of the Exchange Act.

Each owner of the Ordinary Shares who resides in the United States will receive the Offer Document containing a statement that, subject to obtaining the relief requested in this letter, BLB or its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase Ordinary Shares outside the United States during the period in which the Offer remains open for acceptance. The Offer Document will further state that in accordance with the requirements of Rule 14e-5 and with any exemptive relief that may be granted by the Commission, such purchases, or arrangements to purchase, must comply with applicable U.K. rules, including the City Code, the rules of the UKLA and the rules of the London Stock Exchange. Any information about such purchases will be disclosed in the United States by way of an announcement by or on behalf of BLB.

The Offer Document will be mailed to all holders of the Ordinary Shares in the United Kingdom and the United States within 28 calendar days of the Offer Announcement Date, as required by Rule 30.1 of the City Code. The Offer will remain open for acceptance for a period of 20 business days after it is made (upon mailing the Offer Document) and thereafter for such additional period or periods as may be determined by BLB and as may be mandated by the provisions of Regulation 14E under the Exchange Act or the City Code (as so extended, the **Initial Offer Period**). The Offer is capable of being, and may be, increased in accordance with the City Code and renewed with the consent of The Panel on Takeovers and Mergers (the **Panel**). To comply with the City Code, however, an offer must lapse unless it becomes or is declared unconditional as to acceptances by midnight on the 60th calendar day after mailing or such later date as the Panel, which administers the City Code, may agree.

Once the Offer becomes or has been declared wholly unconditional (i.e., all conditions to the Offer have been satisfied or, where permissible, waived), which pursuant to Rule 31.7 of the City Code must be not later than 21 calendar days after the date the Offer has become or been declared unconditional as to acceptances (unless the Panel agrees to a later date), BLB will accept all Ordinary Shares that are validly tendered during the Initial Offer Period and would pay for all such accepted Ordinary Shares within 14 calendar days of the Offer being declared unconditional in all respects.

If the Offer becomes or is declared unconditional as to acceptances, the Possible Offer must, in order to comply with Rule 31.4 of the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as BLB deems appropriate (the **Subsequent Offer Period**). If the Offer becomes or is declared wholly unconditional, all Ordinary Shares validly tendered during the Subsequent Offer Period will be accepted and paid for within 14 calendar days. In addition, Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offer Period must be given not less than 14 calendar days before such termination. An institution operating in the United Kingdom will act as the U.K. receiving agent to receive tenders of Ordinary Shares pursuant to the Offer.

The Offer will be subject to regulatory approvals and various conditions that are generally customary for U.K. offers of this type.

3. Purchases Outside the Possible Offer and Rule 14e-5

In the United Kingdom, purchases outside an offer are permitted, subject to certain limitations, and such purchases are quite common in connection with cash tender offers for U.K. companies. Under the City Code, BLB and its advisers and brokers are permitted to purchase Ordinary Shares in the open market or otherwise before and during the conduct of, but outside, the Offer, subject to certain limitations including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" (as defined in Rule 14e-5) from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisers of the foregoing whose compensation is dependent on the completion of the offer and (iii) any person acting in concert either directly or indirectly with any of the foregoing.

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to not less than the highest price paid outside the Offer. In addition, under Rule 8.1 of the City Code, any purchases outside the Offer are required to be disclosed on a next-day basis to the London Stock Exchange and the Panel and this information is available for public inspection via a Regulatory Information Service. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market. We believe that the relief requested below with respect to Rule 14e-5 is appropriate and necessary to facilitate cross-border transactions involving tender offers in the United States where, as here, purchases outside of tender offers are permitted and, in many cases, common features of tender offers in the jurisdiction of the target's organization. In addition, given the requirements of the UK Takeover Code and the conditions of the relief requested described below under which BLB proposes to make any such purchases, we do not believe that permitting BLB (or financial institutions acting on its behalf) to make purchases of Ordinary Shares outside of the Offer will conflict with the objectives of the Exchange Act.

Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act — namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" — would be satisfied if BLB, or financial institutions acting on its behalf, made purchases of Ordinary Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by BLB to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the United States in the absence of such exemptive relief.

4. Requested Exemptive Relief

Based on the foregoing, we respectfully request that (i) BLB, (ii) the Adviser, and (iii) any broker or other financial institution acting as its or their agent (the **Prospective Purchasers**) be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer from and including the date of this letter by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases of Ordinary Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding purchases of Ordinary Shares to the extent such information is made public in the United Kingdom in accordance with the City Code;

(d) the Prospective Purchasers shall provide to the Division of Market Regulation of the Commission (the **Division of Market Regulation**) upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase and (2) if not executed on the London Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) the Prospective Purchasers shall comply with any applicable rules of U.K. organizations, including the City Code and the rules of the UKLA and the London Stock Exchange;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe that the requested relief is consistent with the letter regarding the offer by St David Capital plc for Hyder plc (available April 17, 2000), the letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), the letter regarding the offer by Vinci for TBI plc (available August 23, 2001), the letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available March 22, 2002), the letter regarding the offer by CIBER (UK) for ECsoft Group plc (available January 8, 2003), and the letter regarding the offer by Twins Acquisition, Inc. for IDS Group plc (available June 25, 2003).

In addition, we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures dated September 25, 1991.

5. Conclusion

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

As permitted by 17 C.F.R. 200.81(b) of the Commission's Rules of Practice, we respectfully request that this letter request and the Commission's response thereto be accorded confidential treatment until the earlier of the commencement of the Offer and the date that is 120 days from the date hereof.

In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact Eric S. Shube at (212) 610-6366.

Yours sincerely,

Eric S. Shube